Exhibit 99C

Exhibit C

Voting Agreement between CPF and TON Finance, B.V. dated as of April 16, 2003

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 16, 2003, under Section 414-162 of the Hawaii Business Corporation Act, by and between CPB Inc., a Hawaii corporation (“CPB”), and TON Finance, B.V., a corporation organized under the law of The Netherlands (the “Shareholder”).

WHEREAS, the Shareholder owns 348,264 shares (the “Shares”) of common stock (the “CBBI Common Stock”), $1.00 par value per share, of CB Bancshares, Inc., a Hawaii corporation (“CBBI”);

WHEREAS, in a letter addressed to CBBI, dated as of March 17, 2003, a copy of which is attached hereto as Exhibit A, CPB proposed a strategic combination of CPB and CBBI whereby CBBI would merge with and into CPB with CPB being the resulting corporation (the “Proposed Merger”);

WHEREAS, pursuant to the Proposed Merger, each share of CBBI Common Stock, including the Shares, would receive cash and stock with a current value of U.S.$70.00, comprised of approximately 30% in cash and 70% in registered and New York Stock Exchange listed CPB common stock (the “Merger Consideration”);

WHEREAS, the Proposed Merger would be subject to the terms and conditions contained in a proposed merger agreement (the “Proposed Merger Agreement”) to be negotiated between CPB and CBBI;

WHEREAS, prior to the Proposed Merger and agreement on the terms and conditions of the Proposed Merger Agreement, CPB may directly offer to the CBBI shareholders, including the Shareholder, the Merger Consideration by means of a tender offer (the “Proposed Tender Offer”); and

WHEREAS, consummation by CPB of any of the Proposed Tender Offer, Proposed Merger or purchase of any of the Shares by CPB that would result in it owning more than 5% of the outstanding shares of CBBI Common Stock are subject to receipt of all required regulatory and shareholder approval.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

1.             Representations and Warranties.

Each of the Shareholder and CPB hereby represents and warrants to the other as follows:

(a)                                  Organization. It is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)                                 Authority. It has full corporate power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder.  The execution, delivery and performance of this Agreement have been duly authorized by all required corporate action, and no other corporate action is necessary to authorize the execution and delivery by it or the performance of its obligations hereunder.

(c)                                  Enforceable Obligations. This Agreement has been duly executed and delivered, and, assuming due and valid authorization, execution and delivery hereof by the other party, is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

(d)                                 Ownership of Shares.  The Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the Shares, free and clear of any encumbrances whatsoever.  None of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, except as contemplated by this Agreement.

(e)                                  No Conflicts.  The execution and delivery of this Agreement and the consummation by it of its obligations hereunder will not (i) conflict with or violate any laws, rules or regulations to which it is subject, or (ii) conflict with or violate any contract, commitment, agreement, arrangement or restriction of any kind to which it is a party or by which it is bound.

(f)                                    Third Party Consents and Approvals.  The execution and delivery of this Agreement by it does not, and the performance of its obligations hereunder will not, require it to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or governmental entity, except with respect to the consummation of the Proposed Tender Offer and the Proposed Merger which are subject to receipt of all required shareholder and regulatory approval, including without limitation from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Commissioner of Financial Institutions of the State of Hawaii, and such filings and authorizations as may be required under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.             Covenants of Shareholder as to Voting.  The Shareholder agrees as follows:

(a)           Approval of the Proposed Tender Offer, Proposed Merger and Proposed Merger Agreement.  At any duly noticed meeting of CBBI shareholders called to vote upon the Proposed Tender Offer, the Proposed Merger, the Proposed Merger Agreement, or any other proposal intended to facilitate any of such transactions, including without limitation, amendments to CBBI’s articles of incorporation, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of the Proposed Tender Offer, the Proposed Merger or Proposed Merger Agreement or other such proposals is sought, subject to the provisions of subparagraph (b), the Shareholder shall vote (or cause to be voted) all of the Shares and any other shares of CBBI Common Stock subsequently acquired by the Shareholder in favor of the approval of the Proposed Tender Offer, and approval and adoption of the Proposed Merger and Proposed Merger Agreement and the transactions contemplated thereby, and any proposal intended to facilitate any of such transactions.

(b)           Restriction on Voting.  The parties agree that Shareholder shall vote 295,587 of the Shares pursuant to subparagraph (a) without restriction, and may vote the balance of the

Shares in its discretion until such time as the CBBI shareholders have approved either the Proposed Tender Offer or the Proposed Merger under Section 414E-2(e) of the Hawaii Business Corporation Act, or a legal opinion is delivered to Shareholder to the effect that such shareholder approval is not required, after which Shareholder shall vote its remaining Shares pursuant to subparagraph (a).

(c)           Alternative Proposals.  At any duly noticed meeting of CBBI shareholders or at any adjournment thereof or in any other circumstances upon which its vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) all of the Shares and any other shares of CBBI Common Stock subsequently acquired by the Shareholder against (i) any proposal for recapitalization, merger, sale of assets or other business combination between CBBI and any other person (other than the Proposed Tender Offer and  the Proposed Merger); (ii) any other action or agreement that would result in the breach of any covenant, representation or warranty or any other obligation or agreement of CBBI under the Proposed Tender Offer or the Proposed Merger Agreement or which could result in any of the conditions to CPB’s or CBBI’s obligations under the Proposed Tender Offer or the Proposed Merger Agreement not being fulfilled; and (iii) any amendment of CBBI’s articles of incorporation or bylaws or any other proposal or transaction involving CBBI or any of its subsidiaries which would (A) in any manner impede, interfere with, delay, postpone, discourage or materially adversely affect the Proposed Tender Offer or the Proposed Merger or any of the other transactions contemplated by the Proposed Merger Agreement or (B) change in any manner the voting rights of any outstanding class of capital stock of CBBI.  The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

3.             Agent Designation; Proxy.

(a)           Agent Designation.  The Shareholder hereby designates and appoints CPB, with full power of substitution, the agent of the Shareholder in respect of the Shares and any additional shares of CBBI Common Stock acquired by Shareholder and hereby consents to take all action necessary to call one or more special meetings of shareholders of CBBI (each a “Special Meeting”), including any adjournments thereof, solely for the purpose of considering and voting upon the Proposed Tender Offer, the Proposed Merger and any proposal intended to facilitate consummation of the Proposed Tender Offer and Proposed Merger.

(b)           Grant of Proxy.  The Shareholder hereby appoints Neal Kanda and Glenn Ching, of CPB, in their respective capacities as officers of CPB, and any individual who shall succeed to any such office of CPB, as the Shareholder’s proxy and attorney-in-fact (with full power of substitution) to vote and otherwise act (by written consent or otherwise) with respect to 295,587 of the Shares which such Shareholder is entitled to vote at any meeting of CBBI shareholders (whether annual or special and whether or not at an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise and, on, and only on, the matters described in Section 2 and to duly execute and deliver any and all consents, instruments or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of the Shareholder set forth in this Agreement (the “Proxy”).  To the extent legally required, exercise of the Proxy is subject to receipt of all required regulatory approval.  Except as provided herein, Shareholder shall be free to vote the Shares and any other shares of CBBI Common Stock acquired by it in its sole and absolute discretion.  The Proxy may be revoked at any time by the Shareholder by delivering written notice of such revocation to the persons designated above as its proxies five (5) business days prior to the effectiveness of such revocation.  The Shareholder hereby grants a proxy with respect to the balance of the Shares which proxy shall be subject to the same terms as set forth above in this subsection (b); provided, however, that such proxy shall not be deemed granted or effective until such time as the CBBI shareholders approve either the Proposed Tender Offer or the Proposed Merger under Section 414E-2(e) of the Hawaii Business Corporation Act, or a legal opinion is delivered to Shareholder to the effect that such shareholder approval is not required.

(c)           Revocation of Other Proxies.  The Shareholder hereby revokes all other agent designations, proxies and powers of attorney with respect to the Shares that it heretofore may have appointed or granted, and no subsequent agent designation, proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Shareholder in connection with any resolution or proposal covering the subject matter of or contrary to the intended effect of Section 2 hereof.  All authority herein conferred or agreed to be conferred shall be binding upon the successors and assigns of the Shareholder.

4.             Agreement to Tender; Grant of Option.  The Shareholder hereby agrees that, if CPB commences the Proposed Tender Offer for CBBI Common Stock, the Shareholder will validly tender, or cause to be validly tendered, all of the Shares then beneficially owned by the Shareholder to CPB as soon as practicable (and in any event within five (5) business days) after the commencement of the Proposed Tender Offer in accordance with the terms and conditions of  such tender offer. CPB agrees to accept and pay for such Shares subject to the terms and conditions provided in the Proposed Tender Offer.

5.             Covenants of the Shareholder.

(a)           “No Shop”.  The Shareholder agrees that it shall not, directly or indirectly, (i) initiate, solicit or encourage or otherwise facilitate, directly or indirectly, any inquiries with respect to, or the making or implementation of, any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction, or any purchase of all or substantially all of the assets of CBBI; or (ii) engage in any discussions or negotiations with, or provide any confidential information or data to, any person relating to any such proposal.

(b)           Restrictions on Transfer.  Until and unless this Agreement has been terminated, the Shareholder shall not, except as expressly provided for herein, (i) sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any of the Shares or any interest therein, unless the purchaser, assignee or pledge holder agrees to be bound by the terms of this Agreement, including an agreement to tender all Shares in the Proposed Tender Offer, evidenced by executing a counterpart of this Agreement (ii) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto, or (iii) enter into any agreement, arrangement, commitment, understanding or undertaking to do any of the foregoing.

(c)           Waiver of Appraisal Rights.  The Shareholder hereby waives all of its rights, whether pursuant to Section 414-342 of the Hawaii Business Corporation Act, or successor statute, or otherwise, to dissent from the Proposed Merger and/or receive the judicially appraised value of its Shares.

(d)           Termination.  The covenants and agreements contained herein with respect to the Shares shall terminate upon the earliest to occur of: consummation of the Proposed Tender Offer  or Proposed Merger;  or termination and abandonment of the Proposed Tender Offer or the Proposed Merger Agreement; or one year from the date hereof.

6.             Specific Performance.  The Shareholder acknowledges that damages would be an inadequate remedy to CPB for an actual or prospective breach of this Agreement and that the obligations of the Shareholder shall be specifically enforceable.

7.             Miscellaneous.

(a)           Definitional Matters.

(i)            Unless the context otherwise requires, “person” shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust, estate or any other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

(ii)           “Beneficially own” or “beneficial ownership” with respect to any securities shall mean “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 of the Exchange Act), including pursuant to any agreement, arrangement, commitment or understanding, whether or not in writing.

(iii)          The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Shareholder Agreement.

(b)           Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c)           Assignment.  This Agreement shall not be assigned without the prior written consent of the other party hereto, except that CPB may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any direct or indirect wholly owned subsidiary or affiliate of CPB.

(d)           No Third Party Beneficiaries.  This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person not a party hereto.

(e)           Modifications.  This Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

(f)            Governing Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Hawaii without regard to principles of conflicts of law.

(g)           Jurisdiction and Venue.  Each party hereto hereby agrees that any proceeding relating to this Agreement shall be brought in a state court in Hawaii or a United States District Court sitting in the State of Hawaii.  Each party hereto hereby consents to personal jurisdiction in any such action brought in any such court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such court and a claim that any such court is an inconvenient forum.

(h)           Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

(i)            Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(j)            Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive and informed negotiations between the parties.

(k)           Notices.  Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five (5) business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to CPB, to:

CPB Inc.
220 South King Street
Honolulu, Hawaii 96813
Facsimile:	(808) 544-0574
Attention:	Glenn Ching, Esq.
General Counsel

With a copy to:

Gordon M. Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, California 90064
Facsimile:	(310) 312-4224

If to Shareholder, to:

TON Finance, B.V.
De Ruyterkade 120
1011 AB Amsterdam
Facsimile:	31+204-286-890
Attention:	Jiro Shirai
Director

With a copy to:
Kozo Toyama
Kyo Sogo Law Offices
Shiroyama MT Building, 9th Floor
4-1-17, Toranomon, Minato-ku
Tokyo 105-0001
Facsimile:	81+3-5473-3880

(l)            Best Efforts; Further Assurances.  The parties shall use their respective best efforts to take such actions as may be necessary or appropriate to effectuate the purposes of this Agreement and further agree to execute and deliver all such further documents and instruments and take all such further actions as may be necessary in order to consummate the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CPB, INC.

By:	/s/ CLINT ARNOLDUS
Name: Clint Arnoldus
Title: Chairman, President , CEO

TON FINANCE, B.V.

By:	/s/ J. SHIRAI
Name: J. Shirai
Title: Director

Exhibit A

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March 17, 2003

Board of Directors

CB Bancshares, Inc.

201 Merchant Street

Honolulu, Hawaii 96813

Attention:  Mr. Lionel Y. Tokioka, Chairman of the Board

Dear Mr. Tokioka:

Our two companies were created nearly 50 years ago to serve the unique needs of our community in Hawaii.  Today, our common roots, common culture, and common market create a compelling opportunity to combine to better serve our shareholders, our customers, our employees, and our local community.

On separate occasions over the past several years, we have approached each other to propose a combination of our two companies.  Clearly we both believe that a combination of the two banks would benefit our shareholders and our common constituencies.  CPB Inc.’s Board and I believe that the time has come to combine the strengths of our two fine institutions.

In this spirit, I am writing to propose the combination of CPB Inc. (“CPB”) and CB Bancshares, Inc. (“CB”) through a cash-and-stock transaction representing a significant premium to your shareholders.

While each of us is proud of our own successes, combining our two companies will create much more value and liquidity for shareholders than either CPB or CB could achieve on its own. This combination will make both banks more competitive and will create a more significant, Hawaii-based presence.  It is also very much in the best interests of our customers and our employees and, most especially, the State of Hawaii.

Our home state possesses a wonderful and unique culture, one which we all wish to preserve.  Preservation requires Hawaii-based business institutions that can compete with mainland-based and foreign-owned newcomers. Our combination would create just such an institution, a Hawaii-based bank of competitive scale whose lending, investing and contribution decisions would be made here, by people who know, understand and love Hawaii.

For all these reasons (which we develop further in the attachment to this letter), we would like to discuss with your Board of Directors a strategic combination of CPB and CB on the following terms:

1.               Offer Price.  We are prepared to offer $70 for each share of CB common stock, comprised of approximately 30% in cash and 70% in registered and NYSE listed CPB common stock (the “Merger Consideration”).  The Merger Consideration represents a premium of 62% over CB’s closing price as reported on the NASDAQ on February 25, 2003, the day before CPB started to buy CB’s shares on the open market, and a 47% premium over the closing price on

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March 14, 2003.  In addition to this attractive premium, your shareholders’ dividend will increase by approximately 3.75 times what they currently receive.

2.              Structure.  The combination will be accomplished through a merger of CPB and CB (the “Merger”) with CPB being the resulting corporation. The Merger will be structured so that the CPB stock received in the Merger should be tax-free to CB’s shareholders.  Central Pacific Bank and City Bank will also be immediately combined following the Merger, with Central Pacific Bank being the resulting bank.

3.              Treatment of Stock Options.  Any options to acquire shares of CB that remain unexercised upon consummation of the Merger will be converted into options to acquire shares of CPB, with appropriate adjustments to reflect the Merger.

4.               Employee Benefits.  All CB employees will be eligible to participate in CPB’s benefit programs and will receive credit for their tenure at CB.

5.               Board Representation.  Following the Merger, CPB’s Board of Directors will be expanded to include up to three directors from CB’s current Board of Directors.  These three directors would be identified jointly by CPB and CB.  We propose that the resulting corporation establish an Advisory Board to include those current members of CB’s Board of Directors who do not join CPB’s Board of Directors following the Merger plus additional prominent community members to be selected by the resulting corporation’s Board.

6.               Management.   Clint Arnoldus, currently Chairman, President, Chief Executive Officer of CPB, would continue to serve in those capacities for the combined company and bank.  We have high regard for your management team, and look forward to discussing with you how their talents could best be utilized by our combined company.

7.              Conditions.  The terms of the Merger will be set forth in detail in a definitive merger agreement, which would contain representations, warranties and conditions customary for a transaction of this type.  Such conditions would include, but not be limited to, receipt of all necessary regulatory, shareholder and corporate approvals, and the absence of any material adverse changes.  Customary protections for the transaction (e.g., break-up fees, non-competition agreements) will be included.  We anticipate that the definitive agreement will be negotiated and prepared in conjunction with our due diligence process.

8.              Due Diligence.  The terms and conditions of this proposal and CPB’s willingness to enter into a definitive merger agreement are subject to the completion of due diligence.  We expect you will want to conduct an appropriate level of due diligence on CPB.  With your cooperation, the due diligence process could be completed very expeditiously — we believe it would take less than 4 weeks — and could proceed in parallel with the negotiation of a definitive agreement.  To facilitate open communication, we propose that we enter into Confidentiality Agreements as soon as possible.

Our strong preference is to negotiate the structure and terms of this combination and the various factors involved for a successful integration of our companies with your Board of Directors.

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Our Board of Directors and I feel strongly that the transaction we are proposing is in the best interests of both companies’ shareholders and all our other constituencies — the customers, the employees, the community and the State of Hawaii.

Sincerely,

/s/ CLINT ARNOLDUS

Clint Arnoldus

Chairman, President

  and Chief Executive Officer

CA/ml

Attachment

cc/           Mr. Ronald Migita

                Mr. Richard Lim

                Mr. Dean Hirata

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Attachment to Letter

Board of Directors

CB Bancshares, Inc.

March 17, 2003

CPB Inc. & CB Bancshares, Inc.:  Creating a Stronger Locally-Based and
Locally-Managed Bank for Hawaii

The combination of CPB Inc. and Subsidiary (“CPB”) and CB Bancshares, Inc. and Subsidiaries (“CB”) is the best way to sustain and strengthen each bank’s proud heritage of serving the needs of Hawaii in a uniquely independent and local way.  This is the right fit for Hawaii’s future.

Why?

Hawaii is distinct from the other 49 states.  Our state has a unique tradition of preserving its culture and values.  But can we do so while also reviving our economy?  Yes, we can. And combining our two banks can be a key catalyst for the kind of future Hawaii wants.

How?

Banks are essential to the business culture of our islands. A bank maintains the strength and character of a community through its lending, investment and contribution decisions. The institution behind those decisions must have the scale to make them matter. And it must have a focus on the locally-owned, small- and medium-sized businesses that are the bedrock of future growth in our state. No one is more committed to these entrepreneurs than our two banks. Together, we can do so much more.

The choice is clear: join forces and support the preservation of local culture and the resurgence of Hawaii’s economy.  Or, remain apart, and let others dictate the future.

Let’s create a stronger, locally-based and locally-managed bank for Hawaii — adding resources and capabilities — while retaining a fiercely loyal commitment to our customers and community.

What can we accomplish together?

Together, we can provide new opportunities for future generations, just as our two banks have done for so many years.  No two banks are more intently focused on serving the small- and medium-sized businesses and local community needs of Hawaii.

Together, we can create a powerhouse small- and medium-sized business banking resource in a state where jobs are powered by local business.

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Together we can deliver an exceptional banking experience to consumers old and new, one that represents a brand-new choice for Hawaii, from the teller line to the trust department.

Together we can help diversify Hawaii’s economy while sustaining our tradition of serving diverse communities.

Together we can deliver extraordinary value to your shareholders.  In addition to an attractive premium, we can increase your shareholders’ dividend by approximately 275 percent or 3.75 times what they currently receive.  We’ll also offer your shareholders the opportunity to own a part of a company that has been a top performer during the past five years.  Finally, your shareholders will benefit from a transaction that will be accretive to earnings—and from the superior growth prospects of a combined institution.

The Right Fit for Today’s Customers

In a world increasingly dominated by large, multi-state, impersonal institutions, customers and clients want fiercely loyal and friendly service from bankers they know and trust.  Our two banks know how to deliver that in a way no one else in Hawaii can deliver — from the grass roots up.

Together, we can deliver so much more, including an expanded number of branches and ATMs to choose from, and a broader menu of business and retail products and services such as trust and wealth management.

Together, we will have the capital strength to substantially increase the borrowing capacity for our clients, helping to generate economic and job growth for the local economy.

And of course, our similar cultures will enable us to continue our long tradition of high-touch service for retail customers and small- to mid-sized businesses.

In short, together we are better for every customer — especially the customer who wants to grow.

The Right Fit For Hawaii’s Community Needs

A strong, competitive banking sector is essential to fuel a rebound in Hawaii’s economy.  But it takes scale and resources to compete, the kind of scale and resources we can create overnight as one company.

We also share a belief that Hawaii must be served by banks committed to improving the quality of life for our local residents and visitors.  For example, our two banks worked

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together to provide key support for the needs of the Japanese Cultural Center of Hawaii.  A combination of our two banks would help us strengthen our leadership in serving community needs.

CPB has long been committed to our local communities, having contributed more than $250,000 to over 200 deserving organizations each year.  We know CB shares our commitment to local community needs and that is why we pledge to maintain our combined level of charitable contributions, once our companies are combined.

But we should do more — because together we can do more!  That’s why, upon completion of the transaction, we’re prepared to set aside a $1 million fund to benefit charitable causes in an effort to improve our communities and to create a better Hawaii for generations to come.

And we’re prepared to apply the best thinking of the best people in our two banks and the communities we serve to determine how best we can serve the resurgence of Hawaii’s economy in the years to come. The CPB board of directors will appoint a special committee with representatives of both companies’ current boards and prominent members of the community to advise the combined company on community needs, economic development and the bank’s outreach programs.

The Right Fit For Our Employees

Our employees are our strongest asset and the key to our future.  One of our core principles is to be a preferred employer in the community.  We intend to continue this commitment as we broaden our family of employees.

A stronger, more stable and profitable institution will be as good for employees in the long run as it is for communities, customers and shareholders.  Only with a strong balance sheet, solid credit quality, and a strategy clearly focused on growth can we create opportunities for our valued employees.  That is what we can deliver together.

Our history is one of rewarding employees who help us grow.  We are proud of our record of investment in — and advancement of employees. We would deliver those same opportunities to your employees as part of a larger, expanding organization.

We believe in attractive benefits, as well.  So, we would extend our benefits to your employees with credit given for prior service with CB.  These include:  Employees’ Stock Ownership Plan, 401(k) and profit sharing plans and incentive bonus and recognition programs.

Clearly, putting our two companies together will create opportunities for value enhancing cost savings, through the elimination of duplicative functions and overlapping branches.

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But we think the best way to achieve cost savings with the absolute minimum impact on good employees — and on our future growth prospects — is to sit down and thoughtfully discuss how best to put our two companies together.  The more cooperative and collaborative we can be as we join forces, the more informed these decisions will be.

The Right Fit For Shareholders — Today and Tomorrow

Both companies’ shareholders would gain a stake in a combined company with more than $3.7 billion in assets—the 11th largest publicly traded commercial bank headquartered in the West Coast.  In addition to the benefit of owning a larger, stronger company, CB’s shareholders would receive an attractive premium. Furthermore, this combination creates the potential for substantially improved performance.

Attractive Acquisition Premium.  Our offer translates into a transaction price of $70 per share and represents a 20.4 multiple of CB’s twelve-month trailing earnings, a 47 percent premium to CB’s current market value and a 79 percent premium to CB’s book value.

Significant Increased Dividend Payments.  CPB’s board has stated its intention to continue its current $0.16 per share quarterly dividend after a successful combination, thus providing CB’s shareholders with an effective dividend increase of 275 percent over CB’s current payout.

Excellent Performance of CPB Stock.  Over the last five years, CPB’s stock performance has been excellent, appreciating at a compounded annual rate of 24 percent and by 55 percent in the last twelve months.  We believe the financial and community benefits of this combination will help sustain this positive momentum.

Enhanced Liquidity and Increased Market Capitalization.  The combination should dramatically enhance the volume of trading, potentially doubling the daily trading of CPB common stock.  In addition, CPB common stock trades on the NYSE, which provides greater liquidity.  The resulting organization is expected to have a market capitalization in excess of $600 million or over three times CB’s current market valuation, further enhancing its attractiveness to investors.

Strong Institutional Investor Following.  With CPB’s current institutional ownership of 36%, the combined organization will continue to benefit from strong institutional support.  The combined organization’s increased market capitalization and its position as one of the few remaining independent banks in Hawaii creates an ideal vehicle for investors who want to participate in the future of a growing financial player poised to capitalize on Hawaii’s future.

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Financial Strength of Combined Organization.  The combined organization — with over $3.7 billion in total assets — will create a larger, stronger bank for customers and the community of Hawaii.  In addition, the combined strength of the two companies will help the company compete against much larger banks, enhancing its ability to achieve solid and consistent results for our shareholders.

Solid Asset Quality. The combined organization will greatly benefit from CPB’s strong asset quality. CPB has focused intently and successfully on maintaining disciplined underwriting standards.  As a result, for the last three years our ratio of nonperforming assets to assets has averaged less than 0.50 percent.  In addition, CPB’s loan loss reserve as a percentage of loans is solid at 1.88 percent, and its ratio of allowance for loan losses to nonperforming loans was 5,512 percent as of year-end 2002.

Higher Valuation Multiples.  Our combination would also create potential for revenue enhancements, cost savings, greater market and client penetration (through higher lending limits, wider product range, greater geographic coverage) that should translate into a higher valuation multiple and continued strong stock appreciation.

A seamless fit.  Finally, shareholders and customers alike should be reassured that with common technology platforms and common cultures, we can execute a smooth, seamless, low-risk integration of our two banks.

Our two banks were created in the belief that there is immense value in having Hawaii’s banking needs served by Hawaii’s own banking institutions.  We have a common history of doing so, we have the will to do so, and together we have the means to do so at the accelerated pace today’s economy demands.

The combination of CPB and CB will be the right fit for our customers, shareholders and community. Our vision is simple—to create the best bank for Hawaii.

LET’S MOVE FORWARD TOGETHER, CREATING THE RIGHT FIT IN
EVERY WAY.

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